WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  Michael@GoPublicDirect.com

September 3, 2013

Mr. Edwin Kim
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	HealthTalk Live, Inc. Registration Statement on Form S-1 Amendment No. 1 Filed on September 3, 2013 File No. 333-189735

Dear Mr. Kim:

We have filed on EDGAR the above Amendment No. 1 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,
/s/ MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.

Comment Number	Explanation
1 .
We have added the following, highlighted in this response in yellow:

As an emerging growth company we are also exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes. These exemptions are also available to us as a Smaller Reporting Company.

2 .	There are none.
3 .
We have revised the language as follows:

HealthTalk Live, Inc. engages in more than nominal operational activities in that it has developed and currently operates a website that provides integrative health and wellness information through its interactive website, www.healthtalklive.com.  E-newsletters are sent out regularly with additional health information to those who subscribe.

And

However, we have taken the operational steps to implement our business plan as described in “Business,” above.

4
We have added the following disclosure in response to this comment:

We have described our proposed operation for the next 12 months in “Business, below.”  As noted in this discussion, we hope to be able to raise up to $2,900,000 to fund future proposed operations.  We have noted that if we are unable to raise the entire $2,450,000 to $2,900,000 we estimate is necessary for the expansion described therein we will use the actual funds raised to hire at least two designers and three programmers. In the event that we do not raise the entire amount we will also drop all television advertising and focus our efforts on search engine optimization.  We do anticipate that becoming a public company may be able to facilitate raising funds in the future because, as we currently intend to raise money from a future public or private offering, we believe that potential investors may be more likely to invest in a public reporting company whose securities are qualified for quotation on an Over the Counter Market than in a private company.  We will not receive any proceeds from this offering. We do not currently have any financing arrangements; we may not be able to undertake a public or private offering in the future; and, even if we do so there is no assurance that we will be able to raise any additional funds in such offering or in any other manner in the future.  Due to the foregoing, there is no assurance that we will be able to conduct any of the proposed operations described in “Business,” below.

5 .
We have added the following language in response to this comment:

Unique visits occur when some remote site makes a request for a page on our server for the first time (an IP address). As long as the same site keeps making requests within a given time frame, they will all be considered part of the same visit. If the site makes a request to our server, and the time frame is greater than the specified time period (time period is 24 hours starting at 00:01 hours daily), a new Visit is started and counted, and the sequence repeats. Because only pages will trigger a visit, remotes sites that link to graphic and other non-page URLs will not be counted in the visit totals, reducing the number of false visits.

6 .
We have added the following Risk Factor:

Because we will not register our common stock under Section 12(g) of the Exchange Act until March 2014, we will be subject to periodic reporting requirements only under Section 15(d), which requirements are less extensive than those applicable to a fully reporting company that has registered a class of securities under Section 12 of the Exchange Act and thus there will be less publicly available information available to investors during such time.

As noted below, as we will not register our common stock under Section 12(g) of the Exchange Act until March 2014, we will be subject to periodic reporting requirements under Section 15(d) which are less extensive than those applicable to a fully reporting company that has registered a class of securities under Section 12 of the Exchange Act until such date.  For example, as a Section 15(d) reporting company, we are not subject to the proxy rules, short-swing profits prohibitions, and reporting requirements under Sections 13(d) and (g) of the Exchange Act that we would be if we did register our common stock under Section 12(g) of the Exchange Act prior to March 2014 and thus there will be less publicly available information available to investors during such time

7 .
We have added the following Risk Factor:

If we do not file a registration statement under Form 8-A to become subject to the reporting requirements under Section 12 of the Exchange Act prior to March 31, 2014, the end of our first full fiscal year during which time we are required to file periodic reports  with the SEC under Section 15(d) of the Exchange Act [including an annual report on Form 10-K for the fiscal year ended March 31, 2014], our periodic reporting obligations under Section 15(d) will be suspended in the event the number of record shareholders is less than 300, which could adversely affect investors in that less information would be available and we could lose the qualification of our securities to be quoted on the OTC Market.

If we do not file a registration statement under Form 8-A to become subject to the reporting requirements under Section 12 of the Exchange Act prior to March 31, 2014, the end of our first full fiscal year during which time we are required to file periodic reports  with the SEC under Section 15(d) of the Exchange Act [including an annual report on Form 10-K for the fiscal year ended March 31, 2014], our periodic reporting obligations under Section 15(d) will be suspended in the event the number of record shareholders is less than 300, which could adversely affect investors in that less information would be available and we could lose the qualification of our securities to be quoted on the OTC Market.  Specific adverse consequences to investors in the event your reporting obligations under Section 15(d) are suspended include but are not limited to the fact that we may only be required to file the annual report for the fiscal year in which your registration statement is declared effective. In light of our current low number of holders of record and limited number of shares for offered upon resale, there is a reasonable likelihood that your reporting obligations may be suspended if you do not file an Exchange Act registration statement on Form 8-A prior to March 31, 2013, the expiration of our first full fiscal year in which this registration statement is declared effective.

8 .	We have removed the Risk Factor for the reasons cited in the comment.
9 .
We have added the following Risk Factor:

Because Mr. Yawn as our principal financial and accounting officer does not possess public reporting company financial and accounting expertise, our ability to prepare financial statements required of SEC reporting companies may be more difficult and expensive, particularly if we are required to hire and pay for outside accounting personnel with such financial and accounting expertise, which could reduce the funds available to devote to business development and thus adversely affect investors.
Mr. Yawn as our principal financial and accounting officer does not possess public reporting company financial and accounting expertise.  Therefore, our ability to prepare financial statements required of SEC reporting companies may be more difficult and expensive, particularly if we are required to hire and pay for outside accounting personnel with such financial and accounting expertise, which could reduce the funds available to devote to business development and thus adversely affect investors.

10 .
We have revised the information at the end of the section “Selling Shareholders – Share Issuance” to add the following:

All shares were sold or issued by officers of the Company to persons with whom they had a pre-existing relationship as to cash sales or service providers for shares for services.

All shares sold for cash we sold pursuant to a subscription agreement filed as Exhibit 4.1.  All shareholder rights are set for therein or are subject to the laws of the state of Nevada for shareholders of Common Stock.

We have also added a new table containing the detailed information requested in this comment.  The Table is entitled “Table of Detailed Information Concerning Shareholders” and the remainder of the requested information is set forth therein.

11 .
We have added the following disclosure as requested:

Corporate Governance

Our board of directors has determined that we have one board member that qualifies as “independent” as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules, Mr. Carter.

We do not have any standing audit, nominating and compensation committees of the board of directors, or committees performing similar functions.  We do not currently have a Code of Ethics applicable to our principal executive, financial or accounting officer.  All Board actions have been taken by Written Action rather than formal meetings.

12 .
We have added the following disclosure:

The source and arrangements for which we receive our reference material in our library and whether we purchase or license these materials from other sources, or whether they are copyrighted or available via public domain is as follows:  The two officers/founding members have over 12 years each of practical experience and knowledge in the integrative health products industry after having owned/operated a health food store and while guests, hosts, and guest-hosts, on various radio and television programs about integrative health, during that time. Johnie M. Yawn’s Ph.D. is in Psychology; Vicki L. Yawn is currently working toward her ND after working in the health insurance industry for well over a decade.

All material in the NEWS section is public domain regardless of whether it is authored by us or obtained from the National Institute of Health or Natural Standards, all material from Natural Standards is licensed to us on an annual basis.

Some material in the Reference center is for platinum members however we do not stop its distribution.

For over 12 years, John and Vicki have amassed a large library of health references and engaged in conversations, both personally and through radio and television venues, of and with various published professionals, including, but not limited to, the Drs. Balch, Earl Mindell, R.P.H., Ph.D., Eugene Steiner, R.P.H., Ph.D., Sherry Rogers, MD, Helen Pensanti, MD, John Young, MD, Lorna Walker, Ph.D. Nutritionist, Patrick Quillin, PhD., RD, CNS, Ann McCombs, MD, Leigh Erin Connealy, MD, etc., many of whom post regularly in the Live Chat Forum or create and offer articles for the Reference Center at HealthTalkLive.com. Most remain in private practice. Some are retired or semi-retired and devote some of their time helping people through our website by making suggestions for changes people can make to enhance their health. All the MD’s referenced are members of the AMA.

13 .
We have added the following disclosure:

With respect to our arrangements with doctors and other medical professionals that provide advice through our website and whether we compensate them, offer them services, or we verify their credentials and identities:  Most of the medical professionals who post or provide articles through our website are friends and colleagues for well over a decade. They donate some of their time to help people get healthy. All the MD’s are members of the AMA.

They used to volunteer on our past radio programs as guests, many continue to donate time to other radio and television programs, and many continue to post suggestions from time to time in our Live Chat Forum, and submit articles for our visitors and members to read in the Reference Center.

There is no “arrangement” with any of the professionals who post in the Live Chat Forum, or who submit articles for publication in our Reference Center. We have personally looked up all of the contributors on the internet including their own web pages and professional affiliations. Most have extensive backgrounds such as Dr Helen Pensanti who hosted the TV series Doctor to Doctor for over 20 years.

Anyone who writes articles for submission to the site must do so through us; however, most of them are doctors and nutritionists whom we know and have been associated with professionally for years.

All of those professionals who have become Participating Discount Vendors do gain an advantage by selling their products direct to visitors, as well as Platinum, Trial and Silver members; however all who purchase the products must purchase the products directly through the Participating Discount Vendor (or, in some cases, from their nearest retailer carrying such products). Only HealthTalkLive.com Platinum Members receive discounts on the products that Participating Discount Vendors sell direct and there is no monetary compensation given to us.

14 .
Currently, we have paid no consideration to publicly acknowledge on our website or through any other means how many subscribers we have and their status e.g Platinum, Silver and Trial members and what number of each type of member and their status may be.  We also do not disclose the number or percentage of annual or semi-annual membership fees.  However, in the future, we may find it more feasible to break up numbers and percentages of subscribers and payment terms of subscribers.

15 .
We have added the following disclosure:

If Johnie and Vicki Yawn exercise their rights under the loan agreement and demand immediate repayment of all sums due, it is currently unlikely that the Company has the resources to make such repayments and may not have such resources in the future if such demand were made, which in the worse case could cause the Company to have to cease operations.

We have also filed as Exhibit 10.1 the following:

Exhibit 10.1:  Terms of Oral Loan Agreements with Management

President Johnie Yawn and our Secretary Vicki Yawn have agreed to loan the Company money to continue operations. The Company currently owes $55,000.00 to Johnie and Vicki Yawn from previous loans for operations. These loans were made on an oral basis without interest, due upon demand. Management is under no obligation to loan the Company additional funds for operations.

16 .
We have revised and added disclosure as follows:

Since inception on April 1, 2011, we have not paid any compensation to our two executive officers and we have no agreements or understandings, written or oral, to pay them compensation.

At this time, there has been no executive compensation. The monies obtained for Platinum and Silver Memberships are used to pay toward running the website; however, nearly all costs of this endeavor are shared by the two founding members. At this time, there is no money for compensation

As to whether we may begin compensating our officers after your initial public offering or there will be in the future circumstances in which they will start to receive salaries or other compensation:   Two years ago, the Board discussed compensation for the founders /management but there have never been sufficient revenues beyond those needed to support continued operations available to enact such compensation. At no time would the founders/management receive compensation to the detriment of the development corporation or its function or to the detriment of the stock-holders meaning there would have to be sufficient positive cash flow to fund all the operations of the Company that management has described in “Milestones” and there would be excess cash flow to pay management salary.  Management would then determine when they would be paid salaries and how much for particular periods.  There are no written agreements in effect with respect to the foregoing but management has indicated orally they will follow this policy.

17 .	Auditor report revised; now agrees with PCAOB standard #1
18 .	Although we believe that a prominent place in the footnotes is normally sufficient, however, the auditors have amended the audit report to reflect he going concern.
19 .	Financial statements have been revised; upon further review of expenditures with management, it was decided those start-up expenditures should not have been capitalized and have been expensed.
20 .	Completed
21 .	This has been done.